Annual Shareholders Meeting

The Funds annual meeting of shareholders was held on May 31, 2006. Shareholders voted to re-elect Mr. John A. Hawkins and Mr. Tak Lung Tsim as Class III Directors.


	                    For            Against             Withheld Authority
    Election of Directors:

    Mr. John A. Hawkins     11,469,077        -                    62,873

    Mr. Tak Lung Tsim       11,430,790         -                  101,160

In addition to the above Directors, Mr. Edward Y. Baker,
Mr. Richard B. Bradley, Mr. C. William Maher, Mr. Jonathan J.K. Taylor, and Mr. John A. Bult continue to serve as Directors of the Fund.